UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2016

On May 12, 2016, the registrant issued a press release pertaining to its results of operations for the three month period ended March 31, 2016 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

	By	/s/ Carlos A. Boero Hughes

	Name:	Carlos A. Boero Hughes

	Title:	Chief Financial Officer and Chief Accounting Officer

Date: May 12, 2016

adecoagro

1Q16

1Q16
Earnings Release
Conference Call

English Conference Call
May 13, 2016
9 a.m. (US EST)
10 a.m. Buenos Aires time
10 a.m. São Paulo time
3 p.m. Luxembourg time

Tel: +1 (844) 836-8746
Participants calling from the US

Tel: +1 (412) 317-2501
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO LISTED NYSE

Adecoagro recorded 1Q16 Adjusted EBITDA of $43.2 million, 113% higher year-over-year, and EBITDA margin of 37%

Luxembourg, May 12, 2016 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the first quarter ended March 31, 2016. The financial and operational information contained in this press release is based on the unaudited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance [1]

$ thousands	1Q16	1Q15 [1]	Chg %
Gross Sales	121,484	114,218	6.4%
Net Sales [2]	117,229	109,385	7.2%
Adjusted EBITDA [3]			
Farming & Land Transformation	26,204	23,091	13.5%
Sugar, Ethanol & Energy	22,088	2,392	823.4%
Corporate Expenses	(5,079)	(5,197)	(2.3%)
Total Adjusted EBITDA	**43,213**	**20,286**	**113.0%**
Adjusted EBITDA Margin [3]	**36.9%**	**18.5%**	**98.8%**
Net Income	2,752	(5,574)	n.a
Farming Planted Area (Hectares)	210,788	224,362	(6.0%)
Sugarcane Plantation Area (Hectares)	130,637	126,866	3.0%

- Adecoagro recorded Adjusted EBITDA[3] of $43.2 million in 1Q16, representing a 113.0% increase compared to 1Q15.
- Adjusted EBITDA margin[3] during 1Q16 reached 36.9% in 1Q16, compared to 18.5% in 1Q15.
- Net income for 1Q16 stands at $2.8 million, $8.3 million higher than 1Q15.

(1) We have reclassified our long term biological assets (bearer plants) to Property, Plant and Equipment, pursuant to our adoption of amended IAS 41 and have revised comparative figures for 2015 accordingly. Please see "Changes to Biological Asset Accounting" in page 3.

(2) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.

(3) Please see "Reconciliation of Non-IFRS measures" starting on page 24 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

1Q16 Financial & Operational Performance Highlights Adjusted EBITDA in our Farming and Land Transformation businesses’ in 1Q16 was $26.2 million 13.5% higher than 1Q15. This increase is primarily explained by: (i) a $9.9 million increase in margins from our Crops segment as a result of higher corn and wheat prices in the local market. Local prices were driven by the elimination of export taxes and export quotas; coupled with lower costs in dollars resulting from the devaluation of the Argentine peso and lower input prices for seeds, fertilizers and agrochemicals; (ii) a 44.5% increase in margins in the Rice segment as a result of higher rice yields and lower costs in dollar terms due to operational efficiencies and peso devaluation. Results were partially offset by: (iii) lower soybean, white rice and dairy prices; and (iv) a $9.9 million lower gain from our commodity hedge position. In our Sugar, Ethanol & Energy business, Adjusted EBITDA in 1Q16 reached $22.1 million, $19.7 million higher than 1Q15. Adjusted EBITDA margin grew from 4.7% in 1Q15 to 31.9% in the current quarter. Results were driven by strong operational and financial performance, including: (i) the implementation and execution of a “continuous harvest” p company to harvest and crush sugarcane year-round (see Strategy Execution in page 3). As a result, during 1Q16 we crushed 1.5 million tons, 226.9% higher year-over-year, and produced 166.4 thousand tons of sugar and ethanol measured in TRS equivalent, 223.2% higher than 1Q15; (ii) strong production volumes coupled with higher ethanol prices in both BRL and USD have resulted in a 36.7% growth in net sales; and (iii) a 15.7% reduction in unit costs as a result of fixed cost dilution due to volume growth, coupled with the devaluation of the Brazilian Real. These positive effects were partially offset by an $11.5 million decrease in hedging results (a $0.5 million gain in 1Q16 compared to a $12.2 million gain in 1Q15). Net Income in 1Q16 was $2.8 million, $8.3 million higher than in 1Q15. Net income during the quarter was enhanced by Adjusted EBITDA in both the Farming and Sugar, Ethanol & Energy businesses; and was partially offset by a $7.2 million increase in depreciation expenses resulting from the capital expenditures deployed during 2015 for the completion of the construction of the Ivinhema mill. Market Overview Grain prices during most of 1Q16 showed very low volatility amidst a gradual decline in prices. However, since early April grain prices have rallied over potential downside risks to South America’s forecasts. The rally was further enhanced by macro drivers including the weakening of the US dollar, increasing crude oil prices and growth of the Chinese economy. Soybean and corn prices have increased 22% and 16% since early April, respectively. Sugar prices began the year at around 15.0 cents/lb, decreased to 12.50 cents/lb by mid-February and then rebounded to above 16.50 cents/lb by the end of March, the highest price level since October 2014. Despite an early start of the crop and ideal weather for cane crushing in Brazil, crops in other producing areas like India and Thailand were damaged by last year’s severe drought. Consequently, the supply & demand deficit is expected to be larger than forecasted. As a result, funds have begun to build up large long positions once again pushing prices to the highest level in over 18-months. Ethanol prices during 1Q16 reached their highest levels of the 2015/16 crop, driven by a tight supply and demand balance in Brazil and the imminent end of the harvest season. As reported by UNICA, from April 2015 to March 2016 ethanol sales grew by 16%, while production only increased by 8%. As a result, ethanol prices continued to rally during 1Q16. According to the “Escola Superior de A Queiroz”(Esalq) price index, hydrous and anhydrous prices increased respectively by 15% and 11% quarter-over-quarter and by 43% and 44% year-over-year, in BRL.

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1Q16

Strategy Execution

Implementation of a "Continuous Harvest" in our Sugar, Ethanol & Energy business

- The first three months of the year in the Sugar, Ethanol & Energy business in Brazil are commonly known as the inter-harvest season. Warm and humid weather during January through March stimulate sugarcane plant growth causing energy to be used by the plant rather than being stored in the form of sugar (TRS). As a result, mills in the traditional sugarcane regions such as Sao Paulo suspend their harvesting and crushing activities until the end of the wet season, at which point sugarcane plants stop growing and begin to concentrate sugar (TRS). Harvesting and milling volumes peak during the dry season, when sugar content (TRS) reaches its highest level. Mills generally utilize the first quarter to perform maintenance of equipment and machinery in preparation for the upcoming harvest year.

  In Mato Grosso do Sul, where our cluster is located, the weather pattern is less seasonal than in Sao Paulo. Our wet season is dryer and our dry season is more humid than traditional sugarcane regions. As a consequence of this weather pattern, the sugar content (TRS) gap between the beginning and the end of the year compared to the peak of the harvest is much smaller than in Sao Paulo. This allows us to grow and harvest sugarcane year round with a minimal impact on sugar content (TRS).

  Since the beginning of the 2016/17 harvest year we implemented a "non-stop" or "continuous harvest". This means that we will harvest and crush sugarcane year-round, without stopping during the traditional off-season. This new strategy will allow us to increase annual sugarcane milling and sugar, ethanol and energy production by approximately 10%. Another benefit of the system is that we will be producing ethanol in the off-season, when market prices usually have a high premium to prices at harvest. In addition, cogeneration efficiency is related to harvested volumes and unrelated to TRS, enabling us to utilize our cogeneration potential during the whole year. Considering that approximately 85% of total costs are fixed, this model will result not only in higher revenues but also in the dilution of our fixed costs.

  The investments required for implementing the "continuous harvest" only include sugarcane planting and land leasing expenses for expanding our plantation. These costs in Mato Grosso do Sul are highly competitive due to low competition for land from other mills. No investments in industrial assets or machinery were required.

  Maintenance of our industrial equipment and agricultural machinery will be performed throughout the year during rainy days, when milling is forced to stop due to unfeasibility of harvesting.

  The "continuous harvest" is part of our strategy of increasing our overall productivity and enhancing our return on invested capital. We believe this model will allow us to remain one of the lowest-cost producers of sugar, ethanol and energy in Brazil. The implementation and execution of this model was only possible after reaching high operating efficiency standards and strong coordination between our agricultural and industrial teams.

Changes to Biological Asset Accounting – Bearer Plants

- In June 2014, the International Accounting Standards Board (IASB) amended IAS 16 Property, Plant and Equipment and IAS 41 Agriculture, distinguishing bearer plants from other biological assets. Bearer plants are solely used to grow produce over several periods and are considered to be similar to an item of machinery.
- The IASB has determined that bearer plants should be accounted for in the same way as property, plant and equipment. They will therefore now be accounted for under IAS 16. The produce growing on bearer plants will continue to be measured at fair value less cost to sell (IAS 41).
- Under this new standard, Adecoagro's sugarcane plantations qualify as both bearer plants and agricultural produce in the following way: (i) the sugarcane roots, which will grow produce over multiple

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1Q16

harvests and will be classified as property, plant and equipment and measured at amortized cost and depreciated over their useful lives; (ii) the sugarcane currently growing on the field, which will be cut during the next harvest, will be treated as agricultural produce and will be measured at fair value less selling costs.

- We are reporting 1Q16 financials statements under the new standard and have revised comparable 1Q15 figures accordingly.
- We have also adjusted the definition of our calculation of Adjusted EBITDA and Adjusted EBIT by no longer removing the impact of unrealized changes in the fair value of long term biological assets on earnings, which following the adoption of the new amended IAS 41 includes only the fair value of the sugarcane growing on the field which will be harvested over the next twelve months.

Farming & Land Transformation Business

Operational Performance

2015/16 Harvest Year

Farming Production Data									
Planting & Production	Planted Area (hectares)			2015/16 Harvested Area			Yields (Tons per hectare) (3)		
	2015/16	2014/15	Chg %	Hectares	% Harvested	Production	2015/16	2014/15	Chg %
Soybean	59,460	63,944	(7.0%)	8,340	14.0%	25,256	3.0	3.2	(5.8%)
Soybean 2nd Crop	28,950	32,532	(11.0%)	512	1.8%	1,093	2.1	2.5	(13.6%)
Corn (1)	38,874	32,461	20%	6,016	15.5%	33,906	5.6	6.3	(9.8%)
Corn 2nd Crop	3,994	7,583	(47.3%)	-	-	-	-	3.9	-
Wheat (2)	32,396	37,020	(12.5%)	32,396	100.0%	82,167	2.5	2.3	11.0%
Sunflower	9,549	12,314	(22.5%)	8,907	93.3%	14,023	1.6	1.8	(10.9%)
Cotton	-	3,160	n.a	-	-	-	-	0.7	-
Total Crops	**173,223**	**189,014**	**(8.4%)**	**56,171**	**32.4%**	**156,445**			
Rice	37,565	35,328	6.3%	37,322	99.4%	221,369	5.9	5.1	16.3%
Total Farming	**210,788**	**224,343**	**(6.0%)**	**93,492**	**44.4%**	**377,814**			
Owned Croppable Area	120,195	124,172	(3.2%)	76,752	63.9%				
Leased Area	57,650	60,056	(4.0%)	16,228	28.2%				
Second Crop Area	32,944	40,115	(17.9%)	512	1.6%				
Total Farming Area	**210,788**	**224,343**	**(6.0%)**	**93,492**	**44.4%**	-			

	Milking Cows (Average Heads)			Milk Production (MM liters)(1)			Productivity (Liters per cow per day)		
Dairy	**1Q16**	**1Q15**	**Chg %**	**1Q16**	**1Q15**	**Chg %**	**1Q16**	**1Q15**	**Chg %**
Milk Production	6,746	6,544	3.1%	21.5	20.3	5.9%	35.0	34.0	2.7%

As of January 31, 2015, Adecoagro's planting activities for the 2015/16 harvest year were completed. Our total planted area reached 210,788 hectares, 6.0% below the previous harvest year. Adecoagro's owned croppable area, which is the area that provides the highest EBITDA contribution, has decreased by 3.2% as a result of the farms sold in 2015. Leased area, which is an opportunistic business driven by return on invested capital, has decreased by 4.0%. Double crop area, (wheat followed by a soy 2nd crop) decreased by 17.9%, as a result of a combination of crop rotation and abundant rainfalls in certain regions that did not allow us to plant a soybean 2nd crop.

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1Q16 As of the end of April 2016, harvest operations for most of our crops are well underway, with 44.4% of total planted area already harvested. However, since mid-April, the harvest of soybean in the northern parts of Argentina has been delayed by excess rains, with a high risk for crop damage and losses. Soybean: As of the end of April 2016, we harvested 14.0% of the soybean crop. In the Humid Pampas region, the crop development evolved above average as a result of abundant rains during the season. The crop is now being harvested and achieving good yields. In the northern parts of Argentina, despite good crop growth, abundant and consistent rains have generated significant delays in the pace of harvest. Grain quality is also suffering damage from high humidity and high temperatures. We have recommenced harvest activities during the last week of April. It is still early to assess the magnitude of the losses in the north as well as how much will be compensated by the large crop being harvested in the south. Soybean 2nd crop: The harvest of second crop soybean started during mid-April 2016 with some delays in the north of Argentina, but the bulk of the harvest is scheduled for mid-May. Corn: As of the end of April 2016, the harvested area for early corn totaled 6,016 hectares or 15.5% of the total planted area. Seeking to diversify our crop risk and manage water requirements, approximately 24% of the corn was planted early in September and 76% was planted late during the end of November and December 2015. During the 2015/16 harvest year, different from last harvest year, we planted early corn both in the south and in the north of Argentina. As of date of this report, the bulk of the harvested early corn came from the fields in the north of Argentina, where yields are usually lower. This explains the 9.8% decrease in yields. We expect yields to increase as we continue to harvest the more productive farms in the south. The late corn areas have received an adequate amount of rainfall allowing the crop to develop above expectations. In aggregate, we expect corn yields to be above the previous harvest year, which shows the benefits of the early-late balance in our corn planting strategy. Wheat: As of December 31, 2015, the harvest of wheat was completed with 32,396 hectares harvested. Average yield for the wheat crop was 2.5 tons per hectare, 11.0% higher than the previous harvest year. Planting for the 2016/17 harvest year will begin in May 2016 favored by abundant rainfalls from January to April 2015, which have filled the water table. Sunflower: The harvest of the sunflower crop began in late December 2015. As of the end of April 2016, 93.3% of sunflower had been harvested yielding an average of 1.6 per hectare, in line with the 2014/15 season. Rice: As of the end of March 2016, the rice harvest was essentially complete, reaching 99.4% of total planted area. Harvested yields reached 5.9 tons per hectare, 16.3% above the previous harvest year. Supply of water in dams and rivers was sufficient to flood the rice fields throughout the crop's cycle. We expect yields to improve in the upcoming harvest years as we continue with the transformation process and zero-leveling of our rice farms—precise leveling of the land based on GPS and Laser technology, resulting in reduced water irrigation requirements, and lower costs of labor and energy.

1Q16

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights			
$ thousands	**1Q16**	**1Q15**	**Chg %**
Gross Sales			
Farming	47,933	58,687	(18.3%)
Total Sales	**47,933**	**58,687**	**(18.3%)**
Adjusted EBITDA (1)			
Farming	26,204	23,091	13.5%
Land Transformation	-	-	-
Total Adjusted EBITDA (1)	**26,204**	**23,091**	**13.5%**
Adjusted EBIT (1)			
Farming	25,030	21,345	17.3%
Land Transformation	-	-	-
Total Adjusted EBIT (2)	**25,030**	**21,345**	**17.3%**
Adjusted EBIT Margin	**52.2%**	**36.4%**	

Adjusted EBIT[2] for the Farming and Land Transformation businesses was $25.0 million in 1Q16, $3.7 million higher compared to 1Q16. This 17.3% increase is primarily the result of (i) a $9.9 million higher margin in the Crops segment mainly explained by higher corn prices due to the elimination of export taxes and export quotas in Argentina, and lower production and SG&A costs in dollars resulting from the devaluation of the Argentine peso and lower input prices (seeds, fertilizers and agrochemicals); (ii) a 44% increase in margins in the Rice segment as a result of higher yields and cost dilution. Results were partially offset by: (iii) a $1.1 million lower margin in our Dairy segment mainly explained by lower selling prices; (iv) a $9.9 million lower gain from commodity hedges; and (v) lower realized soybean, wheat, milk and rice international prices.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 24 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(2) Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming business. We note that different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently similar types of costs may be expensed or capitalized. For example, Adecoagro's farming business in Argentina is based on a "contractor" production model, wherein Adecoagro hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. On the other hand, operating fees are expensed increasing production costs. The Adjusted EBIT performance measure controls for such differences in business models and we believe is a more appropriate metric to compare the performance of the company relative to its peers.

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adecoagro
1Q16

Crops Segment

Crops - Highlights				
	metric	**1Q16**	**1Q15**	**Chg %**
Gross Sales	*$ thousands*	21,949	21,829	0.5%
	thousand tons	104.5	86.7	20.6%
	$ per ton	210.0	251.8	(16.6%)
Adjusted EBITDA	*$ thousands*	16,975	15,291	11.0%
Adjusted EBIT	***$ thousands***	**16,652**	**14,798**	**12.5%**
Planted Area [1]	*hectares*	140,279	148,915	(5.8%)

(1) Does not include second crop planted area.

Adjusted EBIT in our Crops segment increased to $16.7 million in 1Q16 from $14.8 million in 1Q15. The 12.5% increase is primarily explained by (i) a $18.7 million gain in Changes in Fair Value of Biological Assets and Agricultural Produce, which reflects the margins recognized throughout the biological growth cycle and harvest of our crops related to the 2015/16 harvest year, contrasted to a $8.8 million gain during 1Q15 related to the 2014/15 harvest. This 111.5% increase in margins is mainly explained by (i) lower production and SG&A costs due to the devaluation of the Argentine peso as well as lower prices for agrochemicals, seeds and fertilizers; and (ii) higher corn prices resulting from the elimination of export taxes and export quotas. These effects were partially offset by (iii) lower soybean, wheat and sunflower prices; and (iv) lower results generated from our commodity hedge position (a $9.4 million gain in 1Q15 compared to a $0.5 million loss in 1Q16 generated by our commodity hedge position as of March 31, 2016.

Crops - Changes in Fair Value Breakdown								
1Q16	**metric**	**Soy**	**Soy 2nd Crop**	**Corn**	**Corn 2nd Crop**	**Wheat**	**Sunflower**	**Total**
2015/16 Harvest Year								
Total planted Area Plan	***Hectares***	**59,526**	**30,275**	**37,853**	**3,992**	**31,543**	**9,548**	**172,737**
Planted area in initial growing stages	*Hectares*	-		-	-	-	-	-
Planted area with significant biological growth	*Hectares*	51,692	29,641	31,833	3,992	-	642	**117,800**
Changes in Fair Value in 1Q16 from planted area 2015/2016 with significant biological growth (i)	***$ thousands***	**3,415**	**2,725**	**6,176**	**468**		**-**	**12,784**
Area harvested in previous period	*Hectares*	-	-	-	-	27,773	3,626	31,399
Area harvested in current periods	*Hectares*	7,834	634	6,020	-	3,770	5,280	23,538
Changes in Fair Value in 1Q16 from harvested area 2015/16 (ii)	***$ thousands***	**591**	**301**	**1,023**	**108**	**131**	**1,102**	**3,256**
Total Changes in Fair Value in 1Q16 (i+ii)	***$ thousands***	**4,006**	**3,026**	**7,199**	**576**	**131**	**1,102**	**16,040**

The table above shows the gains or losses from crop production generated during 1Q16. A total of 172,737 hectares were planted in the 2015/16 crop. As of March 31, 2016, 117,800 hectares had attained significant biological growth generating Changes in Fair Value of biological assets of $12.8 million, as opposed to $6.1 million during 1Q15. As explained above, the main explanation for higher margins is lower costs driven by the devaluation of the Argentine peso and higher corn prices in the local market driven by the elimination of export taxes and quotas.

Harvesting operations for our 2015/16 crops are well underway favored by above average weather conditions. As we complete the harvest we expect to see improvement in yields in most of our crops. A total of 23,538 hectares of soybean, corn, wheat and sunflower were harvested during 1Q16, generating Changes in Fair Value of agricultural produce of $3.3 million compared to $2.9 million in 1Q15, explained by the same reasons above.

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As a result of these two effects, Total Changes in Fair Value in 1Q16 reached $16.0 million, compared to $9.0 million in 1Q15.

Crops - Gross Sales Breakdown									
	Amount ($ '000)			Volume			$ per unit		
Crop	1Q16	1Q15	Chg %	1Q16	1Q15	Chg %	1Q16	1Q15	Chg %
Soybean	6,208	5,217	19.0%	25,739	17,488	47.2%	241	298	(19.1%)
Corn (1)	7,217	3,885	85.8%	42,086	27,477	53.2%	171	141	21.3%
Wheat (2)	3,990	6,861	(41.8%)	25,969	30,629	(15.2%)	154	224	(31.4%)
Sunflower	3,104	4,637	(33.1%)	10,005	10,514	(4.8%)	310	441	(29.7%)
Cotton Lint	835	713	17.1%	715	588	21.5%	1,168	1,212	(3.6%)
Others	595	252	136.2%	-	-	-	-	-	-
Total	**21,949**	**21,829**	**0.5%**	**104,515**	**86,697**	**20.6%**			

(1) Includes sorghum

(2) Includes barley

Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

Sales in 1Q16 were relatively in line with 1Q15 primarily driven by higher physical sales volumes of soybean, wheat, sunflower and cotton and offset by lower corn volumes, and lower prices for all grains except corn. Higher sales volumes are primarily explained by higher soybean and corn inventories at beginning of the year and a faster selling pace for the new crop.

Rice Segment

Rice - Highlights				
	metric	1Q16	1Q15	Chg %
Gross Sales	*$ thousands*	20,549	28,488	(27.9%)
Gross Sales of White Rice	*$ thousands*	19,329	26,317	(26.6%)
	thousand tons (1)	74.1	76.2	(2.7%)
	$ per ton	261	345	(24.5%)
Gross Sales of By-products	*$ thousands*	1,220	2,171	(43.8%)
Adjusted EBITDA	*$ thousands*	8,578	5,935	44.5%
Adjusted EBIT	***$ thousands***	**8,023**	**5,140**	56.1%
Area under production (2)	*hectares*	39,600	37,565	
Rice Mills				
Total Rice Produced	*thousand tons (1)*	39.9	52.6	(24.1%)
Ending stock	*thousand tons (1)*	232.9	135.0	72.6%

(1) Of rough rice equivalent.

Financial performance of our Rice segment during 1Q16 is primarily explained by the harvest of the 2015/16 rice crop and to a lesser extent by the sales of processed rice and by-products.

In our farm operations we successfully harvested 35,328 hectares of rice with an average yield of 5.9 tons/ha, 16.3% higher compared to the 2014/15 harvest. The rice harvest resulted in Changes in Fair Value of $8.5 million compared to $4.7 million last season. The 80% increase in rice farming margins is explained

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by the increase in productivity coupled with lower costs in dollar terms, resulting from the devaluation of the Argentine peso and the investment made over the last three in transforming our rice plots to zero-level.

In terms of sales of processed rice, we sold 74.1 thousand tons of white rice in 1Q16, 2.7% lower year-over-year. Overall, gross sales reached $20.5 million, 27.9% lower than 1Q15, primarily as a result of the 24.5% decrease in selling prices, measured in USD.

Dairy Segment

Dairy - Highlights				
	metric	1Q16	1Q15	Chg %
Gross Sales	*$ thousands* (1)	5,169	8,060	(35.9%)
	million liters (2)	21.5	19.7	9.5%
	$ per liter (3)	0.21	0.37	(44.5%)
Adjusted EBITDA	*$ thousands*	367	1,687	(78.2%)
Adjusted EBIT	***$ thousands***	**124**	**1,307**	**(90.5%)**
Milking Cows	*Average Heads*	6,746	6,544	3.1%
Cow Productivity	*Liter/Cow/Day*	35.0	34.0	2.7%
Total Milk Produced	*million liters*	21.5	20.3	5.9%

(1) includes sales of powdered milk, and sales of culled cows and fattened male cows
(2) includes liters of milk destined towards powdered milk production
(3) Sales price reflects the sale of fluid milk

Milk production reached 21.5 million liters in 1Q16, 5.9% higher than 1Q15. This increase is attributable to a 3.1% increase in our dairy cow herd driven by enhanced reproduction efficiencies at our two free-stall dairy facilities, and heightened by a 2.7% increase in cow productivity. Average productivity grew from 34.0 liters per cow per day in 1Q15 to 35.0 liters in 1Q16.

Despite higher productivity and volumes, Adjusted EBIT in the quarter was $0.1 million, 90.5% lower year-over-year. Profitability year-over-year was negatively affected by a 6.4% reduction in milk prices in local currency, which coupled with the devaluation of the Argentine Peso, resulted in 44.5% decrease in prices measured in dollar terms.

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All Other Segments

All Other Segments - Highlights	metric	1Q16	1Q15	Chg %
Gross Sales	*$ thousands*	266	310	(14.2%)
Adjusted EBITDA	*$ thousands*	285	177	61.0%
Adjusted EBIT	*$ thousands*	**232**	**99**	**134.3%**

All Other Segments encompasses our cattle and coffee operations. Our cattle segment consists of over 63 thousand hectares of pasture land that is not suitable for crop production due to soil quality and as a result is leased to third parties for cattle grazing activities.

Adjusted EBIT for All Other Segment during 1Q16 was $0.2 million, 132.0% higher compared to 1Q15.

Land transformation business

Land transformation - Highlights	metric	1Q16	1Q15	Chg %
Adjusted EBITDA	*$ thousands*	-	-	- %
Adjusted EBIT	***$ thousands***	**-**	**-**	**- %**
Land sold	*Hectares*	-	-	- %

There were no farm sales during 1Q16 and 1Q15. Land transformation is an ongoing process in our farms, which consists of transforming undervalued and undermanaged land into its highest production capabilities. Adecoagro is currently engaged in the transformation of several farms, especially in the northeastern region of Argentina, where farms formerly used for cattle grazing are being successfully transformed into high yielding crop and rice farms.

The company is continuously seeking to recycle its capital by disposing of a portion of its developed farms. This allows the company to monetize the capital gains generated by its transformed farms and allocate its capital to other farms or projects with higher risk-adjusted returns, thereby enhancing return on invested capital.

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Sugar, Ethanol & Energy Business

Operational Performance

Sugar, Ethanol & Energy - Selected Information	metric	1Q16	1Q15	Chg %
Milling				
Sugarcane Milled	***tons***	**1,504,053**	**460,124**	**226.9%**
Own Cane	*tons*	*1,449,457*	*452,516*	*220.3%*
Third Party Cane	*tons*	*54,596*	*7,608*	*617.6%*
Production				
Sugar	tons	61,337	22,468	173%
Ethanol	*M3*	60,211	16,596	263%
Hydrous Ethanol	*M3*	*41,592*	*14,097*	*195%*
Anhydrous Ethanol	*M3*	*18,619*	*2,499*	*645%*
TRS Equivalent Produced	tons	166,396	51,485	223.2%
Sugar mix in production		*38%*	*46%*	*(16%)*
Ethanol mix in production		*62%*	*54%*	*13%*
Engery Exported (sold to grid)	*MWh*	67,987	17,890	280.0%
Cogen efficiency (KWh sold per ton crushed)	*KWh/ton*	*45.2*	*38.9*	*16.3%*
Agricultural Metrics				
Harvested own sugarcane	*thousand tons*	1,449,483	452,516	220.3%
Harvested area	*Hectares*	14,146	5,160	174.2%
Yield	*tons/hectare*	102.3	90.7	12.9%
TRS content	*kg/ton*	107.2	116.0	(7.6%)
TRS per hectare	*kg/hectare*	10,965	10,512	4.3%
Mechanized harvest	*%*	99.7%	100.0%	(0.3%)
Area				
Sugarcane Plantation	*hectares*	130,637	126,866	3.0%
Expansion & Renewal Area	hectares	3,673	3,975	(7.6%)

While 1Q16 is the off-season for traditional mills in Brazil, as explained in page 3, we have begun operating our sugarcane operation under a “continuous sugarcane harvest” production system. As a result of this new strategy, during 1Q16 we were able to harvest and crush 1.5 million tons of sugarcane, 227% higher year-over-year.

Sugar, ethanol, and energy production increased by 173%, 263% and 280% compared to 1Q15, respectively. Total production measured in TRS equivalent increased by 223%. The product mix was slanted 62% towards ethanol production as a result of the seasonally high market prices coupled with the tax benefits we obtain in Mato Grosso do Sul.

Our cogeneration efficiency ratio reached 45.2 KWh/ton, 16.3% above 1Q15, but below our average for last year of 66 KWh/ton. This is primarily explained by the following reasons: (i) we performed maintenance of the boilers during the quarter, so one of the four boilers was always off; and (ii) we burned minimal bagasse volumes to avoid selling energy at low seasonal prices. During the rest of the year, the boilers are expected to operate at full capacity, reaching similar annual efficiency ratios as achieved during 2015.

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1Q16

In terms of agricultural productivity, roughly half of the sugarcane harvested corresponds to left-over sugarcane from the previous season and the half to sugarcane that was planted more than 18 months ago as we planned for the "continuous harvest". Sugarcane yields reached 102.3 tons/ha, 12.9% higher than 1Q15. TRS produced per hectare reached 10.9 tons/ha. The improvement of agricultural metrics is explained by our focus on improving our agricultural operations. Examples include: (i) effective implementation of pest controls, (ii) utilization of best cane varieties for the region, (iii) harvesting the cane at its optimum growth cycle; and (iv) the renewal of the sugarcane plantation. Sugarcane productivity was also positively affected by favorable weather conditions during the growth season.

As of March 31, 2016, our sugarcane plantation consisted of 130,637 hectares, representing a 3.0% growth year-over-year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 1Q16 we planted a total of 3,673 hectares of sugarcane. Of this total area, 1,338 hectares correspond to expansion areas planted to supply the additional sugarcane needed in 2017 to operate at full capacity under the "continuous harvest" model; and 2,335 hectares correspond to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights			
$ thousands	**1Q16**	**1Q15**	**Chg %**
Net Sales [1]	69,296	50,698	36.7%
Gross Profit Manufacturing Activities	19,932	11,480	73.6%
Adjusted EBITDA	**22,088**	**2,392**	**823.4%**
Adjusted EBITDA Margin	31.9%	4.7%	575.6%

(1) Net Sales are calculated as Gross Sales net of sales taxes.

Net sales in 1Q16 reached $69.3 million, 36.7% above 1Q15. Gross Profit from Manufacturing Activities increased 73.6%, from $11.5 million in 1Q15 to $19.9 million in 1Q15. The increase in net sales and gross profit was primarily driven by: (i) the early start of the harvest which resulted in significant growth in sugarcane crushing, production and sales volumes during the quarter; and (ii) the ethanol carry commenced during mid 2015 with the strategy of building inventories to sell at higher prices during the off-season.

Adjusted EBITDA during 1Q16 reached $22.1 million, $19.7 million or 823.4% higher than 1Q15. Adjusted EBITDA margin grew from 4.7% in 1Q15 to 31.9% in the current quarter. These results are primarily explained by (i) the increase in crushing, production and sales explained above; (ii) a 4.3% increase in TRS per hectare; (iii) a 15.7% reduction in unitary costs; and (iv) partially offset by lower realized sugar prices and a $11.5 million decrease in hedging results. (a $0.5 million gain in 1Q16 compared to a $12.2 million gain in 1Q15).

In 1Q16, we engaged in the commercialization of roughly 40,638 tons of sugar from third parties. Although these transactions contribute positively to our overall profitability, EBITDA margins for this type of transactions are considerably lower than the margins from core production. Adjusted EBITDA margin net of the commercialization transactions would have reached 39.4%, 749 bps above reported margin.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

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Sugar, Ethanol & Energy - Net Sales Breakdown [1]									
	$ thousands			Units			($/unit)		
	1Q16	1Q15	Chg %	1Q16	1Q15	Chg %	1Q16	1Q15	Chg %
Sugar (tons)	28,179	13,963	101.8%	100,751	34,991	187.9%	280	399	(29.9%)
Ethanol (cubic meters)	38,783	35,062	10.6%	83,947	79,424	5.7%	462	441	4.7%
Energy (Mwh)	2,335	1,672	39.6%	66,386	17,184	286.3%	35	97	(63.9%)
TOTAL	**69,296**	**50,698**	**36.7%**						

1) Net Sales are calculated as Gross Sales net of ICMS, PIS, CONFINS, INSS and IPI taxes.

Sugar sales volumes grew 187.9% year-over-year, mainly driven by the increase in production due to the early commencement of the harvest season. Our average realized sugar price during the quarter was $280 per ton, 29.9% lower than 1Q15, which resulted in a 101.8% increase in net sales

Ethanol sales volumes increased 5.7% in 1Q16 compared to 1Q15. Average selling prices in USD in 1Q16 were 4.7% higher than 1Q15, resulting in a 10.6% increase in net sales. Ethanol prices in BRL continued to rally during 1Q16 driven by growing consumption and tight supply. According to the Esalq price index, hydrous and anhydrous prices increased respectively by 15% and 11% quarter-over-quarter and by 43% and 44% year-over-year.

In the case of energy, sales volumes grew 286.3% year-over-year, positively affected by the early start of the crushing season. However, energy prices were negatively affected by the rainy summer and ongoing economic recession in Brazil, supporting cheap hydro-power production. As a result, our realized energy prices, compared to 1Q15, decreased by 63.9% in dollar terms. Overall, the increase in selling volumes more than offset the decrease in prices, resulting in a 39.6% increase in net sales.

Sugar, Ethanol & Energy - Cost of Goods Sold			
$ thousands	**1Q16**	**1Q15**	**Chg %**
Total Production Costs	31,995	14,201	125.3%
Sugar Purchases (for commercialization)	10,357	4,371	
Tax recovery and others	(7,042)	(6,791)	3.7%
Harvested cane margin	3,891	(872)	n.a
Inventories variation	13,485	39,182	(65.6%)
Exchange difference	933	(6,039)	n.a
Cost of manufactured products sold and services rendered	**53,619**	**44,051**	**21.7%**
COGS per ton of TRS Sold	*215*	*255*	(15.7%)

Our costs of goods sold increased in absolute terms by 21.7% driven by higher production costs incurred as a result of the expansion in our industrial and agricultural operation given the ramp up of the cluster and the implementation of the "continuous harvest". Nonetheless, COGS per unit of TRS sold has decreased by 15.7%, from $255/ton to $215/ton. Considering that over 85% of our costs are fixed, every marginal ton that we are able to crush and sell, has a significant impact on cost dilution and margin expansion.

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1Q16

Sugar, Ethanol & Energy - Total Production Costs			
$ thousands	**1Q16**	**1Q15**	**Chg %**
Industrial costs	8,536	2,683	218.1%
Agricultrual costs	23,459	11,518	103.7%
Harvest costs	*15,587*	*5,552*	*180.7%*
Cane from 3rd parties	*1,096*	*115*	*851.1%*
Leasing costs	*4,137*	*4,032*	*2.6%*
Maintenance costs	*2,639*	*1,819*	*45.1%*
Total Production Costs	**31,995**	**14,201**	**125.3%**
Total producton costs per ton of sugarcane crushed	*21*	*31*	(31.1%)
Total production costs per ton of TRS produced	*192*	*276*	(30.3%)

The table above shows the breakdown of our production costs incurred in 1Q16 compared to 1Q15. Costs in absolute terms have increased 125.3% year-over-year as a result of the 226.9% growth in sugarcane milling and the 174.2% growth in area harvested. Nonetheless, unitary costs measured either per ton of sugarcane crushed or ton of TRS produced have been diluted by 31.1% and 30.3%, respectively.

Sugar, Ethanol & Energy - Changes in Fair Value			
$ thousands	**1Q16**	**1Q15**	**Chg %**
Changes in FV Harvested Sugarcane (Agricultural Produce)	**3,891**	**(872)**	**n.a**
Changes in FV Unharvested Sugarcane = [(a+b)-(c +d+e]	**(3,077)**	**(13,105)**	**(76.5%)**
Sugarcane Valuation Model as of March 2016 (a)	*74,127*	*45,223*	*63.9%*
Capitalized crop maintenance costs LTM (b)	*(46,425)*	*(32,314)*	*43.7%*
Sugarcane Valuation Model as of December 2015 (c)	*59,077*	*60,667*	*(2.6%)*
Capitalized crop maintenance costs LTM (d)	*(34,250)*	*(27,391)*	*25.0%*
Exchange rate difference (e)	*5,951*	*(7,261)*	n.a
Total Changes in Fair Value	**814**	**(13,978)**	**(105.8%)**

Regarding sugarcane Biological Assets, according to the recent changes in IAS 41 accounting standards we must assess the fair value of the sugarcane growing on the fields (unharvested) which will be cut during the next harvest (twelve months). Total changes in fair value is composed by the fair value of the unharvested sugarcane in the current quarter net of sugarcane maintenance costs capitalized over the last twelve months minus the fair value of the unharvested sugarcane booked in the previous quarter, plus the fair value of sugarcane harvested in the period.

Changes in fair value of Unharvested sugarcane in 1Q16 presented a loss of $3.1 million. This is explained by two main effects: (i) a $9.1 million increase in the valuation of our sugarcane plantation as of March 31, 2016, compared to December 31, 2015, mainly as a result of the increase in sugar prices; and (ii) a $12.2 million increase in capitalized costs over the last twelve months, offsetting the increase in the cane valuation. The increase in capitalized costs is a result of higher crop maintenance costs and leasing costs during 1Q16 as a result of the 272% increase in sugarcane harvested during the period.

Changes in FV of Harvested sugarcane or “agricultural produce” reached $3.9 million in 1Q16, $4.8 million higher than 1Q15. The increase is explained primarily by a 37.7% decrease in agricultural production costs per ton of sugarcane harvested and transferred to the mill (leasing, crop maintenance, and harvest) as explained in the table above.

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Corporate Expenses

Corporate Expenses			
$ thousands	**1Q16**	**1Q15**	**Chg %**
Corporate Expenses	(5,079)	(5,197)	2.3%

Adecoagro's Corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown on the tables above corporate expenses for 1Q16 were $5.1 million, 2.3% below 1Q15.

Other Operating Income

Other Operating Income			
$ thousands	**1Q16**	**1Q15**	**Chg %**
Gain / (Loss) from commodity derivative financial instruments	(170)	21,119	- %
(Loss) from forward contracts	(63)	(29)	117.2%
Gain from disposal of other property items	134	393	(65.9%)
(Loss) from disposal of biological assets	-	(9)	- %
Other	157	151	4.0%
Total	**58**	**21,625**	**(99.7%)**

Other Operating Income in 1Q16 was essentially nil, compared to a $21.6 million gain in 1Q15. This difference is explained by the gains or losses resulting from the mark-to-market of our commodity hedge positions. During 1Q15, our soybean, corn and sugar derivative hedges generated a $21.1 million unrealized gain as market prices plummeted during the quarter. Despite the higher prices which negatively affected existing hedge positions, the quarters hedging activity resulted in no loss in the statement of income.

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1Q16

Financial Results

Financial Results			
$ thousands	**1Q16**	**1Q15**	**Chg %**
Interest Expenses, net	(7,530)	(10,147)	25.8%
Cash Flow Hedge - Transfer from Equity	(4,975)	464	1,172.2%
FX (Losses), net	(9,862)	(13,694)	28.0%
Gain from derivative financial Instruments	1,155	226	411.1%
Taxes	(513)	(705)	27.2%
Other Expenses, net	(2,843)	(636)	(347.0%)
Total Financial Results	**(24,568)**	**(24,492)**	**(0.3%)**

Our net financial results in 1Q16 show a loss of $24.6 million, compared to a loss of $24.5 million in 1Q15. The financial results loss is primarily composed by:

(i) Interest expense: our net interest expense in 1Q16 was $7.5 million, 25.8% or $2.6 million lower year-over-year mainly explained by the 37% devaluation of the Brazilian Real coupled with a higher proportion of dollar denominated debt

(ii) Foreign exchange losses (composed of "Cash Flow Hedge – Transfer from Equity"[(1)] and "Fx Gain/Loss" line items) which reflect the impact of foreign exchange variations on our dollar denominated assets and liabilities. Foreign exchange losses stood at $14.8 million in 1Q16 compared to $13.2 million in 1Q15, explained in both cases by the accumulated devaluation of the Brazilian Real and Argentine Peso.

(iii) Gains/Losses from derivative financial instruments: from time to time, the company enters into short-term forward contracts in Brazil to balance its short-term dollar inflows related to sugar revenues with its dollar outflows related to debt payments. The $1.2 million gain in 1Q16 was a result of the appreciation of the BRL during the quarter.

(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

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Commodity Hedging

Adecoagro's financial performance is affected by the volatile price environment inherent to agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flow.

The table below shows the average hedged price, considering both the physical sales and derivatives positions.

Commodity Hedge Position			
	Consolidated Hedge Position		
Farming	Volume [1]	Avg. FAS Price USD/Ton	CBOT FOB USD/Bu
2015/2016 Harvest season			
Soybeans	241,456	251.3	981.8
Corn	234,666	154.0	382.4
2016/2017 Harvest season			
Soybeans	105,051	227.9	894.7
Corn	171,623	154.7	406.6

	Consolidated Hedge Position		
Sugar, Ethanol & Energy	Volume [1]	Avg. FOB Price USD/Unit	ICE FOB Cents/Lb
2016/2017 Harvest season			
Sugar (tons)	420,980	310.1	14.1
Ethanol (m3)	49,123	448.1	n.a
Energy (MW/h) [2]	528,423	61.3	n.a
2017/2018 Harvest season			
Sugar (tons)	41,000	343.3	15.6
Ethanol (m3)	49,123	448.1	n.a
Energy (MW/h) [2]	265,263	72.0	n.a

(1) Includes volumes delivered/invoiced, forward contracts and derivatives (futures and options).
(2) Energy prices were converted to USD @ an Fx of R/USD 3.59

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Indebtedness

Net Debt Breakdown					
$ thousands	**1Q16**	**4Q15**	**Chg %**	**1Q15**	**Chg %**
Farming	**116,993**	**85,843**	**36.3%**	**108,106**	**8.2%**
Short term Debt	101,538	70,078	44.9%	68,824	47.5%
Long term Debt	15,455	15,765	(2.0%)	39,282	(60.7%)
Sugar, Ethanol & Energy	**677,891**	**637,495**	**6.3%**	**669,731**	**1.2%**
Short term Debt	181,642	169,608	7.1%	124,317	46.1%
Long term Debt	496,250	467,887	6.1%	545,414	(9.0%)
Total Short term Debt	**283,179**	**239,686**	**18.1%**	**193,141**	**46.6%**
Total Long term Debt	**511,705**	**483,652**	**5.8%**	**584,696**	**(12.5%)**
Gross Debt	**794,884**	**723,338**	**9.9%**	**777,837**	**2.2%**
Cash & Equivalents	223,688	198,894	12.5%	198,279	12.8%
Net Debt	**571,196**	**524,444**	**8.9%**	**579,558**	**(1.4%)**
EOP Net Debt / Adj. EBITDA LTM	***2.38x***	***2.41x***	***(1.5%)***	***2.88x***	***(17.5%)***

Adecoagro's net debt as of 1Q16 was $571.2 million, 1.4% below March 31, 2015 and 8.9% above December 31, 2015.

As of March 31 2016, outstanding debt related to our Farming business was at $117.0 million, increasing 36.3% or $31.2 million quarter-over-quarter. From a seasonality point of view, the first quarter is the one that requires the highest working capital, since all of our crops are planted and most costs incurred, but only a small amount of the crops are harvested and sold. As we continue harvesting throughout the second and third quarter we expect to reduce working capital invested and debt. On a year-over-year basis, debt increased by 8.2% or $8.9 million.

As of March 31 2016, in the Sugar and Ethanol business, debt increased by 6.3% or $40.4 million quarter-over-quarter. This increase is related to the working capital cycle, since during the first quarter we are usually incurring crop maintenance and capex related to sugarcane planting and maintenance of industrial equipment and machinery.

Cash and equivalents as of March 31, 2016, stood at $223.7 million, 12.5% higher than 4Q15. Year-over-year cash and cash equivalents increased by 12.8%.

The charts depicted below show, on a consolidated basis our debt maturity profile, which currently stands at 64.4% in the long term and 35.6% in the short term. Our debt currency breakdown stands 25.8% in Brazilian Reals, 73.6% in US dollars and 0.7% in Argentine pesos.


36%
64%
Short Term
Long Term


26%
1%
73%
BRL
ARS
USD

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1Q16

Capital Expenditures & Investments

Capital Expenditures & Investments			
$ thousands	**1Q16**	**1Q15**	**Chg %**
Farming & Land Transformation	**2,093**	**3,236**	**(35.3%)**
Land Acquisitions	-	-	-
Land Transformation	1,524	1,801	(15.4%)
Rice Mill	143	239	(40.0%)
Dairy Free Stall Unit	87	136	(36.0%)
Others	339	1,060	(68.0%)
Sugar, Ethanol & Energy	**31,795**	**56,653**	**(43.9%)**
Sugar & Ethanol Mills	20,115	46,711	(56.9%)
Sugarcane Planting	11,680	9,942	17.5%
Total	**33,888**	**137,756**	**(75.4%)**

Adecoagro's capital expenditures during 1Q16 totaled $33.9 million, 75.4% lower than 1Q15. The decrease is mainly explained by the reduction in capex related to the completion of our Sugar, Ethanol & Energy business, coupled with 37% depreciation of the Brazilian Real.

In the Sugar, Ethanol and Energy business, capex deployed in 1Q16 consisted purely in agricultural and industrial maintenance. We spent $11.7 million to plant 3,673 hectares of sugarcane for the renewal of our plantation and the $20.1 million in the industrial maintenance of the mill and agricultural machinery.

Regarding the Farming and Land Transformation businesses, total capital expenditures during 1Q16 decreased by $1.1 million to $2.1 million, mainly driven by expenditures related to land transformation projects. The most relevant project is the construction of a reservoir for rice irrigation in our Ita Caabo farm and transformation of cattle land, located in the north east of Argentina, which will allow us to expand our rice production area by 6,000 hectares.

Inventories

End of Period Inventories							
		Volume			thousand $		
Product	***Metric***	**1Q16**	**1Q15**	**% Chg**	**1Q16**	**1Q15**	**% Chg**
Soybean	*tons*	24,746	17,333	42.8%	5,386	3,904	38.0%
Corn (1)	*tons*	19,534	52,375	(62.7%)	2,474	6,235	(60.3%)
Wheat (2)	*tons*	53,454	61,873	(13.6%)	6,751	5,177	30.4%
Sunflower	*tons*	4,095	11,761	(65.2%)	1,110	4,441	(75.0%)
Cotton lint	*tons*	691	1,021	- %	646	1,256	- %
Rough Rice (3)	*tons*	232,948	134,964	72.6%	41,319	31,951	29.3%
Sugar	*tons*	16,009	25,634	(37.5%)	3,231	6,599	(51.0%)
Ethanol	*m3*	20,340	30,326	(32.9%)	13,857	13,283	4.3%
Total					**74,775**	**72,846**	2.6%

(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in rough rice equivalent

Variations in inventory levels between 1Q16 and 1Q15 are attributable to (i) changes in production volumes resulting from changes in planted area, in production mix between different crops and in yields obtained, (ii)

19

1Q16 different percentage of area harvested during the period, and (iii) changes in commercial strategy or sales for each product. Forward-looking Statements This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate “intend,”likely“is/areto,” “may,” “plan,” “should,” “would, The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s otherthefilingsUnitedStatesSecuritiesand andsubmissionsExchangeCommission. wi These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

1Q16

Appendix

Market Overview


Soft Commodity Prices
(30-06-2014=100)
110
100
90
80
70
60
50
30/06/2014
31/08/2014
31/10/2014
31/12/2014
28/02/2015
30/04/2015
30/06/2015
31/08/2015
31/10/2015
31/12/2015
29/02/2016
Soybean
Corn
Wheat
Cotton
Sugar

Source: Thomson Reuters

Farming Buisiness:

Corn:

The closing price of corn nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 3.63 in 1Q16, 2.7% lower than 4Q15, when the closing price averaged US$/bu 3.73. 1Q15 prices averaged USD/bu 3.85, 6.1% higher than 1Q16.

Corn prices traded in a 30-cents range in the last five-months but South American production concerns and harvest delays provided volatility and prices finally rebounded from their lows. Brazilian safrinha corn areas have faced adverse weather conditions, affecting final production. In addition, Argentina´s harvest is well behind last year and average, resulting in very limited FOB offers.

According to USDA´s March 2016 report, planting intentions as of March 1st for soybeans were at 93.6 million acres, 6.4% above March 2015 planting intentions of 88 million acres. March 1st stocks in all positions were reported at 7.808 billion bushels, when last year were at 7.750 billion bushels. According to April´s USDA report, Brazilian corn production was 84 million metric tons, 1 million below last year´s production. Argentina production was estimated at 28 million metric tons, 1.5 million above last year. Turning to the world

21

1Q16 numbers, stocks were estimated at 208.9 million metric tons, slightly above last year´s ending stocks of 207.6 million. Soybean: The closing price of soybean nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 8.81 in 1Q16, as compared to the 4Q15 the closing price, which averaged US$/bu 8.80. 1Q15 prices averaged USD/bu 9.90, 11.0% higher than 1Q16. Soybean prices traded in a 50-cents range in the last seven-month but heavy rains reduced South America´s production and demand switched to U.S. production, as prices rebounded from their lows. Adverse weather affected Argentina´s production and harvest is well behind last year, with possible quality issues. In addition, strong demand provided more uncertainty into final ending stocks as March imports were at 6.1 million tons, 36% up year-on-year. According to USDA´s March report, planting intentions as of March 1st for soybeans were at 82.24 million acres, almost in line with last year´s intentions of 82.65 million acres. March 1st stocks in all positions were reported at 1.531 billion bushels, when last year were at 1.327 billion bushels. According to April´s USDA report, Brazilian soybean production would be at 100 million metric tons, 3.8 million above last year´s production. Argentina production was estimated at 59 million metric tons, 2.4 million below last year. Turning to the world numbers, stocks were estimated at 79 million metric tons, 1.7% above last year´s ending stocks of 77.7 million. Wheat: The closing price of wheat nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 4.66 in 1Q16, 5.3% lower than 4Q15, when the closing price averaged US$/bu 4.92. 1Q15 prices averaged USD/bu 5.23, 12.2% higher than 1Q16. According to USDA´s March report, planting intentions as of March 1st for wheat were at 49.56 million acres, 9.3% below last year´s intentions of 54.64 million acres. March 1st stocks in all positions were reported at 1.372 billion bushels, when last year were at 1.140 billion bushels. According to April´s USDA report, world ending stocks were estimated at 239.30 million metric tons, almost in line with last year´s ending stocks of 237.59 million. Rice: In Thailand, rice prices rose again from 1% to 2% according to their categories, because of a reduction in export availabilities. Public stocks fell 50% over the previous year, reaching the lowest level since 2009. In March, foreign sales were less active in relation to the first two months of the year, but they continue to set an advance of 25% compared to the same period of last year. Business prospects remain optimistic based on more competitive prices and a recovery in Asian demand. In total Thai exports could reach 10Mt in 2016. In March, the average price of Thai 100% B was at $ 385/ton Fob. In Vietnam, export prices significantly rose by 6% in a month. The external sales in March registered a strong activity due to new Asian demand. Exports would be 60% higher than they were in the same period of the previous year. However, exports could slow down during the second quarter of the year if the announcement of Indonesia and the Philippines to limit further imports from now on was confirmed. Indonesia could even

1Q16 export some 100,000 tons in 2016. This would be a strong shock to Vietnam, since these countries represent, along with China, its main markets. In March, the Viet 5% was at $ 380/ton. In India, export prices rose 3%. Domestic prices also continue to rise for the fifth consecutive month. This firmness of the Indian prices is largely due to the sharp reduction in export availabilities and the contraction of production, affected by the weather phenomenon El Niño. In 2016, export forecasts indicate a remarkable fall to 9Mt against 11.5Mt in 2015. In March, the Indian 5% rice rose to $ 375/ton. In Pakistan, external prices rose by 2%. Exports tend to grow in relation to previous months, especially in the market for basmati rice, due to more competitive prices when compared to the Indian ones. This movement allows the country to recover from the slowdown observed earlier this year. Pakistani sales are now 10% higher than last year at the same time. In March, the Pak 25% was at $ 320/ton. In the United States, once again, export prices registered opposite trends in relation to Asian markets. Prices have decreased almost 3%, and they seem more competitive at the same time. The differential in comparison to Asian prices would now be at $ 75/ton against $ 100 earlier. In March, exports jumped to 290,000 tons against 200,000 tons in February. Despite this strong activity, US sales still are 8% lower than they were at the same time of the last year. The indicative price for Long Grain 2/4 marked $ 450/ton. In South America, the FOB average price for high-quality milled rice was $420 per ton during 1Q16, compared to an average of $540 in 1Q15 and $460 in 4Q15. Sugar and Ethanol: Sugar: The sugar market was very volatile in Q1 2016. Sugar prices were around 15.00 c/lb in the beginning of the year, decreased to 12.50 c/lb in mid-February and then recovered all the way to above 16.50 c/lb by the end of March, the highest level since October 2014. Sugar prices were in average 14.38 c/lb, 2% lower than Q4 2015 and 2% higher than the same period last year. Supported by strong fundamentals, the speculative community started the year with a large long position which supported prices. However the turbulent global market scenario weighted heavily in the commodity markets and funds exit from most of their long positions by mid-February. With a more stable macro environment, fundamentals returned to influence the sugar market again. Despite an early start of the crop and ideal weather for cane crushing in Brazil, crops in other producing areas like India and Thailand were damaged due to last year severe draught. Consequently, the S&D deficit now is expected to be larger than previously. As a result, funds build up a large long position once again pushing prices to the highest level is over a year and half. Ethanol: During 1Q16 ethanol reached the highest prices of the 15/16 crop, driven by a tight S&D situation in Brazil and the imminent end of the harvest season. As reported by UNICA, from April 2015 to March 2016 ethanol sales rose by 16%, while total production only increased by 8%. As a result, both hydrous and anhydrous prices substantially increased compared to 1Q15, 43% and 44% respectively –according to the Esalq price index. Compared to the previous quarter, ethanol prices also presented a significant increase, with hydrous increasing by 15% and anhydrous 11%. Energy:

adecoagro
1Q16

Energy price presented low volatility in 1Q16, the fluctuation were between 30BRL/MWh and 37BRL/MWh, 87% lower than last year. During January, energy price were 35,66BRL/MWh and dropped to the bottom level at 30,42BRL/MWh on February and 37,73BRL/Mwh. In April price were 49BRL/MWh, and the market expectations are higher prices on the following months. The reservoir of Southeast are at 57%

Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit / (Loss)

We define Adjusted EBITDA for each of our operating segments as the segment's share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item "Reserve from the sale of minority interests in subsidiaries".

We define Adjusted EBIT for each of our operating segments as the segment's share of consolidated profit from operations before financing and taxation for the year or period, as applicable, and adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under "Reserve from the sale of minority interests in subsidiaries".

We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

24

adecoagro

1Q16

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q16

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	595	20,547	162	266	21,570	73,551	-	-	95,121
Cost of manufactured products sold and services rendered	(451)	(18,412)	(146)	(32)	(19,041)	(53,619)	-	-	(72,660)
Gross Profit from Manufacturing Activities	**144**	**2,135**	**16**	**234**	**2,529**	**19,932**	**-**	**-**	**22,461**
Sales of agricultural produce and biological assets	21,354	2	5,007	-	26,363	-	-	-	26,363
Cost of agricultural produce and biological assets	(21,354)	(2)	(5,007)	-	(26,363)	-	-	-	(26,363)
Initial recog. and changes in FV of BA and agricultural produce	16,040	8,479	434	66	25,019	814	-	-	25,833
Gain from changes in NRV of agricultural produce after harvest	2,659	-	-	-	2,659	-	-	-	2,659
Gross Profit from Agricultural Activities	**18,699**	**8,479**	**434**	**66**	**27,678**	**814**	**-**	**-**	**28,492**
Gross Margin Before Operating Expenses	**18,843**	**10,614**	**450**	**300**	**30,207**	**20,746**	**-**	**-**	**50,953**
General and administrative expenses	(575)	(626)	(256)	(58)	(1,515)	(3,666)	-	(5,123)	(10,304)
Selling expenses	(793)	(2,164)	(101)	(11)	(3,069)	(7,942)	-	(25)	(11,036)
Other operating income, net	(823)	198	31	1	(593)	582	-	69	58
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	-
Profit from Operations Before Financing and Taxation	**16,652**	**8,022**	**124**	**232**	**25,030**	**9,720**	**-**	**(5,079)**	**29,671**
(-) Depreciation and Amortization	323	555	243	53	1,174	12,368	-	-	13,542
Adjusted EBITDA	**16,975**	**8,577**	**367**	**285**	**26,204**	**22,088**	**-**	**(5,079)**	**43,213**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**43,213**
(+) Depreciation									(13,542)
(+) Financial result, net									(24,568)
(+) Income Tax (Charge)/Benefit									(2,351)
Profit/(Loss) for the Period									**2,752**

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q15

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	77	28,479	83	310	28,949	55,531	-	-	84,480
Cost of manufactured products sold and services rendered	(0)	(23,156)	(168)	(186)	(23,510)	(44,051)	-	-	(67,561)
Gross Profit from Manufacturing Activities	**77**	**5,323**	**(85)**	**124**	**5,439**	**11,480**	**-**	**-**	**16,919**
Sales of agricultural produce and biological assets	21,752	9	7,977	-	29,738	-	-	-	29,738
Cost of agricultural produce and biological assets	(21,752)	(9)	(7,977)	-	(29,738)	-	-	-	(29,738)
Initial recog. and changes in FV of BA and agricultural produce	9,004	4,717	1,955	(1)	15,675	(13,978)	-	-	1,697
Gain from changes in NRV of agricultural produce after harvest	(162)	-	-	-	(162)	-	-	-	(162)
Gross Profit from Agricultural Activities	**8,842**	**4,717**	**1,955**	**(1)**	**15,513**	**(13,978)**	**-**	**-**	**1,535**
Margin Before Operating Expenses	**8,919**	**10,040**	**1,870**	**123**	**20,952**	**(2,498)**	**-**	**-**	**18,454**
General and administrative expenses	(1,403)	(1,087)	(370)	(19)	(2,879)	(4,421)	-	(4,718)	(12,018)
Selling expenses	(802)	(4,291)	(165)	(7)	(5,265)	(7,506)	-	(484)	(13,255)
Other operating income, net	8,962	479	(28)	2	9,415	12,205	-	5	21,625
Share of gain/(loss) of joint ventures	(878)	-	-	-	(878)	-	-	-	(878)
Profit from Operations Before Financing and Taxation	**14,798**	**5,141**	**1,307**	**99**	**21,345**	**(2,220)**	**-**	**(5,197)**	**13,928**
(-) Depreciation and Amortization	493	795	380	78	1,746	4,612	-	-	6,358
Adjusted EBITDA	**15,291**	**5,936**	**1,687**	**177**	**23,091**	**2,392**	**-**	**(5,197)**	**20,286**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**20,286**
(+) Depreciation									(6,358)
(+) Financial result, net									(24,492)
(+) Income Tax (Charge)/Benefit									4,990
Profit/(Loss) for the Period									**(5,574)**

25

adecoagro

1Q16

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Income

Statement of Income			
$ thousands	1Q16	1Q15	Chg %
Sales of manufactured products and services rendered	95,121	84,480	12.6%
Cost of manufactured products sold and services rendered	(72,660)	(67,561)	7.5%
Gross Profit from Manufacturing Activities	**22,461**	**16,919**	**32.8%**
Sales of agricultural produce and biological assets	26,363	29,738	(11.3%)
Cost of agricultural produce sold and direct agricultural selling expenses	(26,363)	(29,738)	(11.3%)
Initial recognition and changes in fair value of biological assets and agricultural produce	25,833	1,697	1,422.3%
Changes in net realizable value of agricultural produce after harvest	2,659	(162)	n.a
Gross Profit/(Loss) from Agricultural Activities	**28,492**	**1,535**	**1,756.2%**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**50,953**	**18,454**	**176.1%**
General and administrative expenses	(10,304)	(12,018)	(14.3%)
Selling expenses	(11,036)	(13,255)	(16.7%)
Other operating income, net	58	21,625	(99.7%)
Share of loss of joint ventures	-	(878)	n.a
Profit from Operations Before Financing and Taxation	**29,671**	**13,928**	**113.0%**
Finance income	4,145	3,291	25.9%
Finance costs	(28,713)	(27,783)	3.3%
Financial results, net	(24,568)	(24,492)	0.3%
Loss Before Income Tax	**5,103**	**(10,564)**	**(148.3%)**
Income tax expenses	(2,351)	4,990	(147.1%)
Profit for the Period from Continuing Operations	**2,752**	**(5,574)**	**(149.4%)**
Profit/(Loss) for the Period from discontinued operations	-	-	n.a
Profit for the Period	**2,752**	**(5,574)**	**(149.4%)**

26

adecoagro
1Q16

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cash Flows			
$ thousands	1Q16	1Q15	Chg %
Cash flows from operating activities:			
Profit for the period	2,752	13,761	(80.0%)
Adjustments for:			
Income tax benefit	2,351	4,971	(52.7%)
Depreciation	13,429	4,742	183.2%
Amortization	113	135	(16.3%)
Gain from of disposal of other property items	(134)	(393)	(65.9%)
Equity settled share-based compensation granted	1,195	919	30.0%
Loss/(Gain) from derivative financial instruments and forwards	(922)	(21,316)	(95.7%)
Interest and other expense, net	8,787	10,783	(18.5%)
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(20,174)	(20,065)	0.5%
Changes in net realizable value of agricultural produce after harvest (unrealized)	704	157	348.4%
Provision and allowances	1,722	458	276.0%
Share of loss from joint venture	-	878	-
Foreign exchange gains, net	9,862	13,694	(28.0%)
Cash flow hedge – transfer from equity	4,975	(464)	n.a
Discontinued operations	-	-	-
Subtotal	**24,660**	**8,260**	**198.5%**
Changes in operating assets and liabilities:			
Decrease in trade and other receivables	(28,654)	24,435	n.a
(Increase) in inventories	(15,072)	(891)	1,591.6%
Investment in other companies	-	-	
Decrease in biological assets	17,742	11,296	57.1%
Decrease in other assets	(51)	6	n.a
(Increase) in derivative financial instruments	(4,426)	11,309	n.a
Increase/(Decrease) in trade and other payables	9,437	(13,027)	(172.4%)
(Decrease)/Increase in payroll and social security liabilities	2,303	486	373.9%
Increase/(Decrease) in provisions for other liabilities	514	19	2,605.3%
Net cash generated in operating activities before interest and taxes paid	**6,453**	**41,893**	**(84.6%)**
Income tax paid	(66)	(90)	-
Net cash generated from operating activities	**6,387**	**41,803**	**(84.7%)**
Cash flows from investing activities:			
Continuing operations:			
Purchases of property, plant and equipment	(29,922)	(51,284)	(41.7%)
Purchases of intangible assets	(664)	(195)	240.5%
Purchase of cattle and non current biological assets planting cost	-	(11,268)	(100.0%)
Interest received	2,796	2,568	8.9%
Investments in joint ventures	-	-	-
Proceeds from sale of farmland and other assets	-	127	(100.0%)
Proceeds from sale of property, plant and equipment	153	-	n.a
Proceeds from disposal of subsidiaries	-	-	-
Loans to subsidiaries	-	(561)	
Net cash used in investing activities	**(27,637)**	**(60,613)**	**(54.4%)**
Cash flows from financing activities:			
Net proceeds from the sale of minority interest in subsidiaries	-		
Proceeds from equity settled share-based compensation exercised	152	634	-
Proceeds from long-term borrowings	40,167	160,746	(75.0%)
Payments of long-term borrowings	(27,200)	(11,189)	143.1%
Net increase in short-term borrowings	38,985	(14,594)	n.a
Interest paid	(8,765)	(9,718)	(9.8%)
Purchase of own shares	-	-	
Net cash generated from financing activities	**43,339**	**125,879**	**(65.6%)**
Net increase/(decrease) in cash and cash equivalents	**22,089**	**107,069**	**(79.4%)**
Cash and cash equivalents at beginning of period	198,894	113,795	74.8%
Effect of exchange rate changes on cash and cash equivalents	2,705	(22,585)	n.a
Cash and cash equivalents at end of period	**223,688**	**198,279**	**12.8%**

27

adecoagro
1Q16

Condensed Consolidated Interim Balance Sheet

Statement of Financial Position			
$ thousands	**March 31, 2016**	**December 31, 2015**	**Chg %**
ASSETS			
Non-Current Assets			
Property, plant and equipment	761,283	696,889	9.2%
Investment property	4,255	4,796	(11.3%)
Intangible assets	17,082	16,661	2.5%
Biological assets	6,512	6,476	0.6%
Investments in joint ventures	-	-	n.a
Financial Assets	-	-	n.a
Deferred income tax assets	75,151	68,744	9.3%
Trade and other receivables	18,613	21,795	(14.6%)
Other assets	691	651	6.1%
Total Non-Current Assets	**883,587**	**816,012**	**8.3%**
Current Assets			
Biological assets	108,885	105,342	3.4%
Inventories	97,611	85,286	14.5%
Trade and other receivables	177,033	145,011	22.1%
Derivative financial instruments	9,798	4,849	102.1%
Cash and cash equivalents	223,688	198,894	12.5%
Total Current Assets	**617,015**	**539,382**	**14.4%**
TOTAL ASSETS	**1,500,602**	**1,355,394**	**10.7%**
SHAREHOLDERS EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	183,573	183,573	-
Share premium	937,855	937,674	0.0%
Cumulative translation adjustment	(552,914)	(568,316)	(2.7%)
Equity-settled compensation	17,768	16,631	6.8%
Cash flow hedge	(112,057)	(137,911)	(18.7%)
Other reserves	-	-	n.a
Treasury shares	(1,907)	(1,936)	(1.5%)
Reserve from the sale of minority interests in subsidiaries	41,574	41,574	n.a
Retained earnings	50,396	48,795	3.3%
Equity attributable to equity holders of the parent	**564,288**	**520,084**	**8.5%**
Non controlling interest	7,640	7,335	4.2%
TOTAL SHAREHOLDERS EQUITY	**571,928**	**527,419**	**8.4%**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	1,951	1,911	2.1%
Borrowings	511,705	483,651	5.8%
Deferred income tax liabilities	19,836	15,636	26.9%
Payroll and social security liabilities	1,306	1,236	5.7%
Derivatives financial instruments	-	119	
Provisions for other liabilities	1,643	1,653	(0.6%)
Total Non-Current Liabilities	**536,441**	**504,206**	**6.4%**
Current Liabilities			
Trade and other payables	64,146	53,731	19.4%
Current income tax liabilities	12,284	962	1,176.9%
Payroll and social security liabilities	24,917	22,153	12.5%
Borrowings	283,180	239,688	18.1%
Derivative financial instruments	7,081	6,575	7.7%
Provisions for other liabilities	625	660	(5.3%)
Total Current Liabilities	**392,233**	**323,769**	**21.1%**
TOTAL LIABILITIES	**928,674**	**827,975**	12.2%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	**1,500,602**	**1,355,394**	**10.7%**

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